-------------------------------------------------
INTERIM REPORT: First Quarter 2001
-------------------------------------------------


 The first quarter 2001 at a glance

* Sales up 11%
* Net income up 19%
* Successful start for Yasmin(R)
* Approval for Climara(R) 25, Fludara(R) Oral and Resovist(R)


This Interim Report for the Schering Group comprises the Consolidated Income Statements as well as condensed versions of the Consolidated Balance Sheets and Consolidated Cash Flow Statements. It also provides a regional breakdown of sales and results. Major earnings indicators are presented on a quarterly basis.

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing rate method is used for all such companies.

Since January 1, 2001, we have applied the International Accounting Standard IAS 39. This standard requires securities to be valued at market value. The adoption of this standard had no impact on net income as unrealized gains and losses are excluded from earnings and reported as a separate component of equity. The adoption of the International Accounting Standard IAS 40 since January 1, 2001, did not change our previous valuation and accounting policies as we opted for the cost model; i.e., we continue to carry investment property at its cost less any accumulated depreciation and any accumulated impairment losses.

This Interim Report complies with International Accounting Standard IAS 34. The Report has not been audited.



____________________________________________________________________________
Top-selling products in the first quarter 2001

                    Jan. - March        Change from 1-3/2000
                            2001                    currency
                        (in EURm)          total    adjusted
                   --------------       ---------   ---------
 1. Betaferon(R)*            160           + 14%       + 14%
 2. Iopamiron(R)              76           -  7%          0%
 3. Magnevist(R)              71           +  1%       +  1%
 4. Ultravist(R)              63              0%       +  2%
 5. Diane(R)                  55           + 14%       + 16%
 6. Fludara(R)                40           + 62%       + 57%
 7. Microgynon(R)             33           + 10%       + 15%
 8. Climara(R)                33           + 66%       + 60%
 9. Meliane(R)                30           + 29%       + 29%
10. Femovan(R)                28           -  1%       +  2%
11. Triquilar(R)              26           +  8%       + 10%
12. Androcur(R)               25           +  1%       +  4%
13. Mirena(R)                 22           + 29%       + 30%
14. Betapace(R)               17           - 68%       - 70%
15. Miranova(R)               12           + 72%       + 68%


* Trade name in the USA and Canada: Betaseron(R)
_____________________________________________________________________________

Good start to 2001

In the first quarter 2001, net sales of the Schering Group rose 11% compared to last year's period to EUR1,157m. The companies acquired in 2000, which are now completely integrated into the Schering Group, contributed EUR60m to sales growth.

This growth, adjusted for acquisitions, was based almost entirely on increased volumes; currency and price effects had no significant influence.

The Regions Europe, Japan, and Latin America/Canada showed a positive increase in sales by 14% each. The slight drop in sales in Germany of 1% was more than offset by significant increases in net sales in other European countries.
In many countries in Central and Eastern Europe, we achieved a sales growth of over 50%.

In our United States Region, the decline in sales of Betapace(R) by 68% to EUR17m, caused by the loss of market exclusivity last year, was counterbalanced by increased sales of Climara(R), Fludara(R), and Betaferon(R).

Betaferon(R), our treatment for different forms of multiple sclerosis, was once again the best-selling product. Compared to the first quarter of last year, sales of Betaferon(R) increased by 14%.

Our modern contraceptive Yasmin(R), recently launched in Germany and other European markets, has shown an extremely positive increase in volume sales.


________________________________________________________________________________________________________________________
Net Sales by Region*
Schering AG Group

                        %of net sales              (in EURm)                                       Change from 1-3/2000
                      1-3/2001    1-3/2000    1-3/2001  1-3/2000     Total       Volume/Price   Currency   Acquisitions
-----------------------------------------------------------------------------------------------------------------------
Europe*                  48%        47%         557       490        + 14%        + 10%       -  2%        +  6%
-----------------------------------------------------------------------------------------------------------------------
United States            21%        22%         241       231        +  4%        -  4%       +  6%        +  2%
-----------------------------------------------------------------------------------------------------------------------
Japan                    12%        12%         140       123        + 14%        -  3%       -  6%        + 23%
-----------------------------------------------------------------------------------------------------------------------
Latin America/           10%        10%         120       105        + 14%        + 15%       -  1%          --
Canada
-----------------------------------------------------------------------------------------------------------------------
Asia                      5%         5%          51        49        +  3%        +  9%       -  6%          --
-----------------------------------------------------------------------------------------------------------------------
Other                     4%         4%          48        46        +  4%        +  4%       +  0%          --
activities
-----------------------------------------------------------------------------------------------------------------------
Total                   100% 	   100%        1,157     1,044       + 11%        +  6%        - 1%         +  6%



* incl. Africa, Australia, and New Zealand
_______________________________________________________________________________________________________________________


Fertility Control and Hormone Therapy: Outstanding Start for Yasmin(R)

With an increase of 16% compared to last year's period, net sales in the Fertility Control and Hormone Therapy business area rose to EUR370m.

Our modern contraceptive Yasmin(R), launched in Germany in November 2000, has already taken a market share of over 6%. In addition to providing reliable contraception, Yasmin(R) offers a greater sense of well-being thanks to its additional benefits: stable body weight, relief of complaints before and during menstruation, and positive effects on the skin. With the development of Drospirenon, the new active substance in Yasmin(R), Schering has set a milestone in the history of hormone research. In March 2001, Yasmin(R) was also launched in Scandinavia and Belgium.

An above-average sales increase of 29% was achieved with both our low-dose oral contraceptive Meliane(R) as well as with Mirena(R). Mirena(R), our unique intrauterine hormone-delivery system, was launched in the United States at the beginning of 2001.

Of our treatments for climacteric complaints, the hormone patch Climara(R) achieved an increase in sales of 66%; this growth is primarily due to an increase in sales in the United States. At the beginning of April, the American Food and Drug Administration (FDA), approved a new, expanded indication for Climara(R) 25, an extremely low-dose estrogen patch. With this approval, Climara(R) 25 is now also indicated for the treatment of vasomotor symptoms like hot flushes and night sweats. Previously, it was only approved for the long-term prevention of osteoporosis. As a result, Climara(R) 25 is now the only estradiol transdermal patch on the United States market to provide the lowest effective dosage of estrogen proven to treat menopausal symptoms and prevent osteoporosis. Climara(R) 25 was submitted for registration in Europe in March 2001.


_________________________________________________________________________________________________________________________
Net Sales by Business Area
Schering AG Group
                          %of net sales              (in EURm)                                       Change from 1-3/2000
                      --------------------    -------------------------------   -----------------------------------------
                       1-3/2001    1-3/2000    1-3/2001   1-3/2000     Total      Volume/Price   Currency     Acquisitions
-------------------------------------------------------------------------------------------------------------------------
Fertility Control and      32%        30%        370       318        + 16%        + 17%       -  1%            0%
Hormone Therapy
-------------------------------------------------------------------------------------------------------------------------
Therapeutics               30%        32%        352       329        +  7%           0%          0%         +  7%
-------------------------------------------------------------------------------------------------------------------------
Diagnostics and
Radiopharmaceuticals       29%        28%        332       295        + 12%        +  1%       -  1%         + 12%
-------------------------------------------------------------------------------------------------------------------------
Dermatology                 5%         5%         54        53        +  3%        +  7%       -  4%           --
-------------------------------------------------------------------------------------------------------------------------
Other sources               4%         5%         49        49           0%           0%          0%           --
-------------------------------------------------------------------------------------------------------------------------
Total                     100% 	     100%      1,157     1,044        + 11%        +  6%        - 1%         +  6%
_________________________________________________________________________________________________________________________


Therapeutics: Further Growth with Betaferon(R)

Therapeutics recorded an increase in sales of 7% compared to the first quarter of last year. Betaferon(R), a biotech-based interferon for the treatment of multiple sclerosis, was the major contributor (+14%) to this growth. Betaferon(R) is still the only product which is approved for the treatment of both the relapsing remitting form as well as the secondary progressive form
(SPMS) of multiple sclerosis.

We are exceptionally pleased with the 62% increase in sales of Fludara(R). Fludara(R) has successfully become the standard for the second-line therapy of chronic lymphocytic leukemia, a malignant cancer of the lymphatic system. The new application form Fludara(R) Oral opens up additional treatment possibilities. It was approved in Great Britain in January 2001 and is currently going through the process of Mutual Recognition Approval in the remaining European countries.

Diagnostics and Radiopharmaceuticals: World Market Leader in In-vivo
Diagnostics

Sales in Diagnostics and Radiopharmaceuticals rose 12% to EUR332m. Of this, EUR170m was from X-ray contrast media, EUR73m from products for magnetic resonance imaging (MRI), and EUR48m from contrast medium application technologies. Radiopharmaceuticals achieved net sales of EUR39m. This is due largely to the acquisition of the French company CIS bio international in April 2000.

In the fiercely-contested market of in-vivo diagnostics, we are still the world market leader. We have once again increased volume sales of both our non-ionic contrast medium Ultravist(R) and our MRI contrast agent Magnevist(R) despite price and currency effects.

An additional reinforcement of our position in the diagnostics market is expected with Resovist(R), an effective, next-generation MRI contrast medium for the improved imaging and detection of liver tumors. In March, Resovist(R) received market approval in Sweden, the European Reference Member State for the Mutual Recognition Procedure. Based on this approval, marketing authorization for Resovist(R) is expected in all other EU countries by mid-2001. In Switzerland, Resovist(R) received approval in March 2001.

Dermatology: High Acceptance of Advantan(R)

Sales in the Dermatology business area rose 3% to EUR54m. This increase is due primarily to our products for the treatment of eczema, Advantan(R) and Nerisona(R). In particular, the volume sales of Advantan(R) rose extremely well.


Aventis CropScience S.A.

Despite a market that continues to be challenging, Aventis CropScience S.A. increased sales by 9% compared to the first quarter of 2000. Sales reached EUR1,170m with significant growth achieved in the following markets: Brazil, the United States, Canada, Japan, and France. The herbicides Balance(R), Puma(R), Basta(R), and Liberty(R) led the growth in sales; the insecticide Regent(R) and the fungicide Aliette(R) also performed well. A new fungicide, Fenomen(R), was launched in France, while a new insecticide, Profil(R), was introduced in Greece during the first quarter.

Personnel

The average number of employees of the Schering Group rose 9% to 24,594 (excluding acquisitions, 3% to 23,297). At the same time, personnel costs rose 19% to EUR367m (excluding acquisitions, 10% to EUR341m). Exchange-rate effects had no significant impact.



_____________________________________________________________________________
Personnel
                                                                  Year
January - March                  2001	    2000      Change      2000
Employees*                     24,594     22,591      +  9%     23,720
Personnel costs in EURm**         367        309      + 19%      1,422


*    Average
**   Wages and salaries, social contributions, pensions
____________________________________________________________________________


Capital Expenditure

We are planning to invest approximately EUR229m in the year 2001. Capital expenditure will thereby be 24% higher than last year. Although we are expecting expenditures on the level of the previous year for our subsidiaries, the volume of investments of Schering AG will increase significantly due in part to large-scale projects for expanding our microbiological production capacity at our Bergkamen site.

metaGen: Successful Spin-off

In March 2001, Schering announced the spin-off of metaGen Gesellschaft fuer Genomforschung mbH (Corporation for Gene Research). Apax Partners Funds, advised by the internationally-active venture capital company Apax Partners, contributed EUR42m to the future metaGen Pharmaceuticals. Apax will own 50% of the shares, and 43.5% of the shares will remain in the ownership of Schering AG. metaGen's management will hold 6.5% of the shares. The spin-off constitutes the largest of its kind from a German pharmaceutical company to date.

metaGen was founded by Schering AG in 1996 and works in the area of functional genome analysis. For the benefit of patients, it exploits the full potential of the human genome project in order to develop new agents and strategies for cancer therapy and diagnosis. The spin-off should allow the company to realize its full potential. We will continue to cooperate on certain metaGen research projects which are also of interest to Schering.

Cash Flow Statement

In comparing the greater increase of cash flow to the growth of net income, it needs to be taken into consideration that EUR17m of profit from sales of equity investments was disclosed under "Cash flows from/used in investing activities" in the previous year.

Net Income up 19%

Despite pre-marketing expenses in the sales division, especially for the introduction of products in the United States, operating profit was slightly above the previous year's period. It is important to consider that corporate acquisitions in the previous year, which account for 5% of net sales, have not yet made a significant contribution to profit performance.

With an outstanding sales increase of 9% and no further restructuring costs, Aventis CropScience showed an excellent first quarter profit performance. Schering's share of the net income amounted to EUR28m versus EUR16m in the first quarter of 2000.

The tax reform in Germany, which caused one-off tax expenses in the previous year, has led to a reduction of tax expenses.

Net income increased 19% to EUR126m.


____________________________________________________________________________________
Cash flow statements
Schering AG Group


                                            Jan.-March   Jan.-March    Full year
(values expressed in EURm)                        2001      2000        2000
------------------------------------------------------------------------------------
Cash flows before working capital changes          182       145         645
Changes in working capital                        - 23        52        -180
------------------------------------------------------------------------------------
Cash flows from operating activities               159       197         465
Cash flows from/used in investing activities      -107        63        -119
Cash flows used in financing activities           - 76      - 39        -172
------------------------------------------------------------------------------------
Net change in cash and cash equivalents           - 24       221         174
Effect of exchange-rate movements
  on cash and cash equivalents                    -  1         3        -  2
Cash and cash equivalents at January,1             274       102         102
------------------------------------------------------------------------------------
Cash and cash equivalents
at March 31/December 31                            249       326         274
____________________________________________________________________________________


Outlook

The effect on growth resulting from acquisitions will decline in the course of the year. For the entirety of 2001, we expect a tight double-digit sales increase; this increase, however, due to forthcoming product launches in the course of the year will only take effect during the fourth quarter. Due to expenses from product launches, the new products will not contribute significantly to profit performance. For these reasons, we expect only a slight increase in the operating profit for 2001 compared to the previous year.

The lack of one-off profit from the sale of equity investments in the previous year will be more than balanced out by the better profit performance of Aventis CropScience. We expect net income to rise significantly by 15 to 20%.



Schering Aktiengesellschaft
The Executive Board
Berlin, April 2001




_________________________________________________________________________________

Earnings Indicators by Quarter
Schering AG Group
(values expressed in EURm)

                         1st         2nd         3rd          4th
                       quarter     quarter     quarter      quarter   Full year
---------------------------------------------------------------------------------
Net sales       2001     1,157
                   -------------------------------------------------------------
                2000     1,044       1,173       1,132        1,144      4,493
---------------------------------------------------------------------------------
Gross profit    2001       876
                   -------------------------------------------------------------
                2000       806         876         849          873      3,404
---------------------------------------------------------------------------------
Operating       2001       192
profit             -------------------------------------------------------------
                2000       188         173         113          166        640
---------------------------------------------------------------------------------
Profit on       2001       208
ordinary           -------------------------------------------------------------
activities      2000       207         183         105          140        635
---------------------------------------------------------------------------------
Income before   2001       128
minority           -------------------------------------------------------------
interest        2000       109         103          65           68        345
---------------------------------------------------------------------------------
Net income      2001       126
                   -------------------------------------------------------------
                2000       106         103          61           66        336
---------------------------------------------------------------------------------
Basic earnings  2001      0.64
per share*         -------------------------------------------------------------
(in EUR)        2000      0.54        0.51        0.31         0.34       1.70

* Figures for the 1st quarter 2000 have been adjusted
  due to a 1:3 share split
_________________________________________________________________________________


__________________________________________________________________________________________________________________________________

Segment Reporting
Schering AG Group
(values expressed in EURm)

                          Segment     Internal   External   Change year-    Segment    Change year-  Segment   Change year-
                          net sales   net sales  net sales     on-year      perfor-    on-year       result      on-year
                                                                             mance*
January-March 2001
-----------------------------------------------------------------------------------------------------------------------------------
Europe region**	               755         198        557       + 14%         249         + 11%        142        + 11%
-----------------------------------------------------------------------------------------------------------------------------------
Unites States region           243           2        241       +  4%          67         - 17%         10        - 58%
-----------------------------------------------------------------------------------------------------------------------------------
Japan region                   140          --        140       + 14%          41         - 16%         12        - 50%
-----------------------------------------------------------------------------------------------------------------------------------
Latin America/Canada region    120          10        120       + 14%          42         + 17%         26        + 18%
-----------------------------------------------------------------------------------------------------------------------------------
Asia region                     52           1         51       +  3%          18         +  6%         10           0%
-----------------------------------------------------------------------------------------------------------------------------------
Other activities                67          19         48       +  4%          24         + 14%         13        +  8%
-----------------------------------------------------------------------------------------------------------------------------------
Segment total                1,387         230      1,157       + 11%         441         +  3%        213        -  3%
-----------------------------------------------------------------------------------------------------------------------------------
Research and development
costs                          --           --         --        --         - 204         + 10%         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Central production overheads
and production variances       --           --         --        --         -  24         +  9%         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Other                          --           --         --        --         -  21         - 34%       - 21        - 34%
-----------------------------------------------------------------------------------------------------------------------------------
Schering Group               1,387          230      1,157       + 11%        192         +  2%        192        +  2%
-----------------------------------------------------------------------------------------------------------------------------------



January-March 2000
-----------------------------------------------------------------------------------------------------------------------------------
Europe region**	               664          174        490       + 12%        224         + 10%        128        + 19%
-----------------------------------------------------------------------------------------------------------------------------------
Unites States region           232            1        231       + 49%         81         + 62%         24        +500%
-----------------------------------------------------------------------------------------------------------------------------------
Japan region                   123           --        123       + 32%         49         + 26%         24        + 26%
-----------------------------------------------------------------------------------------------------------------------------------
Latin America/Canada region    110            5        105       + 27%         36         + 13%         22           0%
-----------------------------------------------------------------------------------------------------------------------------------
Asia region                     50            1         49       + 36%         17         + 42%         10        + 67%
-----------------------------------------------------------------------------------------------------------------------------------
Other activities                61           15         46       + 35%         21         + 17%         12        + 33%
-----------------------------------------------------------------------------------------------------------------------------------
Segment total                1,240          196      1,044       + 25%        428         + 21%        220        + 31%
-----------------------------------------------------------------------------------------------------------------------------------
Research and development
costs                          --            --         --        --        - 186         + 16%         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Central production overheads
and production variances       --            --         --        --        -  22         - 12%         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Other                          --            --         --        --        -  32         - 47%       - 32        - 47%
- ---------------------------------------------------------------------------------------------------------------------------------
Schering Group               1,240          196      1,044       + 25%        188         + 31%        188        + 31%
-----------------------------------------------------------------------------------------------------------------------------------


*   Measure of performance used internally in the Schering Group
    (before allocation of research and development costs and central production overheads and production variances)

**  incl.Africa, Australia, and New Zealand
___________________________________________________________________________________________________________________________________


_______________________________________________________________________________________________________

Consolidated Income Statements
Schering AG Group
(values expressed in EURm)

January-March                             2001         2000         Change         Full year 2000
-------------------------------------------------------------------------------------------------------
Net sales                                  1,157       1,044         + 11%                  4,493
Cost of sales                             -  281      -  238         + 18%                - 1,089
-------------------------------------------------------------------------------------------------------
Gross profit                                 876         806         +  9%                  3,404
Costs of
  marketing and selling                   -  362      -  314         + 15%                 -1,498
  engineering and administration          -  120      -  100         + 20%                 -  456
  research and development                -  204      -  186         + 10%                 -  811
Other operating expenses/income                2      -   18                                    1
-------------------------------------------------------------------------------------------------------
Operating profit                             192         188         +  2%                    640
Result from Aventis CropScience               28          16         + 75%                  -  59
Other financial result                    -   12           3                                   54
-------------------------------------------------------------------------------------------------------
Profit on ordinary activities                208         207            0%                    635
Taxes on profit                           -   80       -  98         - 18%                 -  290
-------------------------------------------------------------------------------------------------------
Income before minority interests             128         109         + 17%                    345
Minority interests in profits/losses      -    2       -   3                               -    9
-------------------------------------------------------------------------------------------------------
Net income                                   126         106         + 19%                    336


Basic earnings per share* (in EUR)           0.64        0.54         +19 %                  1.70
Diluted earnings per share** (in EUR)        0.64        0.54         +19 %                  1.68



*  Figures for last year adjusted due to a 1:3 share split

** Diluted by stock options issued as part of long-term incentive plans for employees

________________________________________________________________________________________________________


_______________________________________________________________________________________

Consolidated Balance Sheets
Schering AG Group
(values expressed in EURm)


Assets                                       March 31, 2001     December 31,2000
-------------------------------------------------------------------------------------
Goodwill                                               355                   359
Other intangible assets                                166                   142
Property, plant, and equipment                       1,210                 1,201
Financial assets                                       594                   543
--------------------------------------------------------------------------------------
Fixed assets                                         2,325                 2,245

Inventories                                            838                   779
Receivables and other assets                         1,527                 1,530
Marketable securities                                  440                   378
Cash and cash equivalents                              249                   274
-------------------------------------------------------------------------------------
Other non-current and current assets                 3,054                 2,961
                                                     -----                 -----
                                                     5,379                 5,206


Equity and liabilities                      March 31, 2001     December 31, 2000
--------------------------------------------------------------------------------------
Paid-up capital                                        528                   528
Retained earnings at January 1                       1,769                 1,570
Dividend payments                                        0                -  165
Net income                                             126                   336
Unrealized gains and losses on
  marketable securities                                 67                     0
Translation adjustments                                 24                    28
---------------------------------------------------------------------------------------
Retained earnings at March 31 / December 31          1,986                 1,769
---------------------------------------------------------------------------------------
Shareholders' equity                                 2,514                 2,297
Minority interests                                      91                    92
Non-current provisions and liabilities               1,582                 1,570
Current provisions and liabilities                   1,192                 1,247
- -------------------------------------------------------------------------------------
Provisions and liabilities                           2,774                 2,817
                                                     -----                 -----
                                                     5,379                 5,206
_______________________________________________________________________________________


The Interim Report has not been audited.


Schering Aktiengesellschaft
The Executive Board
Berlin, April 2001


Contacts:
Media Relations: Dr. Friedrich von Heyl (+49 30 468 15296)
Media Relations in the USA: Jane Kramer (+1 973 487 2246)

Investor Relations: Peter Vogt (+49 30 468 12838)
Investor Relations in the USA: Joanne Marion (+1 973 487 2164)

Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG's plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our reports on Form 20-F and Form 6-K. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances otherwise.